ARRIVE TECHNOLOGY INC.

(FORMERLY DRONEDEK CORPORATION)

FINANCIAL STATEMENTS

ARRIVE TECHNOLOGY INC.
(FORMERLY DRONEDEK CORPORATION)
TABLE OF CONTENTS

FINANCIAL STATEMENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Arrive Technology Inc. (formerly Dronedek Corporation)

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Arrive Technology Inc. (formerly Dronedek Corporation) (the Company) as of December 31, 2023 and 2022, and the related statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit of $11,382,654 and a net loss for the current year of $7,321,134. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

- 3 -

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments.

We determined that there were no critical audit matters.

Assurance Dimensions

We have served as the Company's auditor since 2022.
Margate, Florida
April 24, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

ARRIVE TECHNOLOGY INC. (FORMERLY DRONEDEK CORPORATION)

BALANCE SHEETS

December 31, 2023 and 2022

		2023		2022
ASSETS				
CURRENT ASSETS				
Cash	$	325,472	$	1,557,096
Prepaid expenses		9,143		257
Other current assets		-		5,692
Total current assets		334,615		1,563,045
PROPERTY AND EQUIPMENT, NET		85,573		48,679
CONSTRUCTION-IN-PROGRESS		-		722,069
PATENTS, NET		197,913		198,200
OTHER LONG-TERM ASSETS				
Security deposit		1,500		1,500
Long-term assets		284,986		970,448
TOTAL ASSETS	$	619,601	$	2,533,493
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	1,025,007	$	106,446
Accrued liabilities		7,925		7,924
Credit card payable		37,399		17,693
Current portion of note payable		7,950		7,415
Total current liabilities		1,078,281		139,478
NONCURRENT LIABILITIES				
Note payable, net of current portion		19,086		26,273
Total liabilities		1,097,367		165,751
COMMITMENTS AND CONTINGENCIES (Note 8)				
STOCKHOLDERS' EQUITY (DEFICIT)				
Common stock, $0.00005 par value, 200,000,000 shares authorized, 115,378,570 shares and 118,418,121 issued and outstanding at December 31, 2023, and December 31 2022, respectively, net of treasury stock, 10,000,000 shares at cost		5,769		5,921
Additional paid-in capital, net of offering costs		10,924,624		6,508,746
Subscription receivable		(25,505)		(85,405)
Accumulated deficit		(11,382,654)		(4,061,520)
Total stockholders' equity		(477,766)		2,367,742
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	619,601	$	2,533,493

See accompanying notes to financial statements.

ARRIVE TECHNOLOGY INC. (FORMERLY DRONEDEK CORPORATION)

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2023 and 2022

	2023	2022
REVENUE	$ -	$ -
GENERAL AND ADMINISTRATIVE EXPENSES		
Salaries and wages - office	2,610,407	1,193,731
Impairment losses	1,824,923	-
Legal and professional fees	1,645,678	339,747
Outside services	266,225	9,892
Research and development	214,493	177,873
Marketing and trade show	207,234	197,545
Licensing fee	120,000	120,000
Office supplies and software	106,011	73,413
Taxes and licenses	69,852	31,561
Travel	68,325	85,692
Insurance	67,005	53,914
Rent	40,550	19,732
Meals, entertainment and employee benefits	35,634	19,680
Transportation	13,428	2,434
Depreciation	13,106	9,764
Shipping and freight	12,271	8,934
Utilities	4,000	3,558
Bank charges and fees	709	2,676
Amortization	287	-
Employee benefits	-	18,203
Donations	-	5,290
Recruiting	-	1,083
Total general and administrative expenses	7,320,138	2,374,722
OTHER EXPENSES		
Interest expense	2,937	1,571
Miscellaneous expense	(1,941)	3,126
Total other expenses	996	4,697
LOSS FROM OPERATIONS BEFORE TAXES	(7,321,134)	(2,379,419)
TAXES		
EDGE tax credit expense (benefit)	-	(9,195)
NET LOSS	$ (7,321,134)	$ (2,388,614)
NET LOSS PER SHARE:		
Basic and diluted	$ (0.06)	$ (0.02)
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING:		
Basic and diluted	118,720,913	118,021,476

See accompanying notes to financial statements.

ARRIVE TECHNOLOGY INC. (FORMERLY DRONEDEK CORPORATION)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2023 and 2022

	Number of Shares	Common Stock ($) Par Value	Additional Paid-In Capital, Net of Offering Costs ($)	Subscription Receivable ($)	Note Receivable from Stockholder ($)	Accumulated Deficit ($)	Total Stockholders' Equity
Balance at December 31, 2021	127,621,585	$ 6,381	$ 4,978,277	$ -	$ (152,250)	$ (1,672,906)	$ 3,159,502
Issuance of common stock, net	631,424	32	1,223,863	(85,405)	12,000	-	1,150,490
Stock-based compensation	245,255	12	446,352	-	-	-	446,364
Cancellation of promissory note receivable	(80,143)	(4)	(140,246)	-	140,250	-	-
Less: treasury stock, at cost	(10,000,000)	(500)	500	-	-	-	-
Net loss	-	-	-	-	-	(2,388,614)	(2,388,614)
Balance at December 31, 2022	118,418,121	5,921	6,508,746	(85,405)	-	(4,061,520)	2,367,742
Issuance of common stock, net	688,384	34	1,636,876	59,900	-	-	1,696,810
Issuance of common stock for Airbox purchase	378,290	19	1,047,844	-	-	-	1,047,863
Stock-based compensation	393,775	20	1,730,933	-	-	-	1,730,953
Cancellation of common stock	(4,500,000)	(225)	225	-	-	-	-
Net loss	-	-	-	-	-	(7,321,134)	(7,321,134)
Balance at December 31, 2023	115,378,570	$ 5,769	$ 10,924,624	$ (25,505)	$ -	$ (11,382,654)	$ (477,766)

See accompanying notes to financial statements.

ARRIVE TECHNOLOGY INC. (FORMERLY DRONEDEK CORPORATION)

STATEMENTS OF CASH FLOWS

For the Years Ended Decmber 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (7,321,134)	$ (2,388,614)
Adjustments to reconcile net loss to net cash from operating activities		
Stock-based compensation	1,730,953	446,364
Impairment charges	1,824,923	-
Depreciation and amortization	13,393	9,764
Changes in operating assets and liabilities		
(Increase) decrease in		
Prepaid expenses	(8,886)	2,910
Other current assets	5,692	-
EDGE tax credit receivable	-	9,195
Increase (decrease) in		
Accounts payable	918,562	86,355
Accrued liabilities	-	(21,377)
Credit card payable	19,706	17,693
Total adjustments	4,504,343	550,904
Net cash used in operating activities	(2,816,791)	(1,837,710)
CASH FLOWS FROM INVESTING ACTIVITIES		
Construction in progress	(104,991)	(209,741)
Patent filing costs	-	(198,200)
Purchases of property and equipment	-	(18,195)
Net cash used in investing activities	(104,991)	(426,136)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from the issuance of stock	1,696,810	1,150,490
Payments on note payable	(6,652)	(6,560)
Net cash provided by financing activities	1,690,158	1,143,930
NET DECREASE IN CASH	(1,231,624)	(1,119,916)
CASH, BEGINNING OF YEAR	1,557,096	2,677,012
CASH, END OF YEAR	$ 325,472	$ 1,557,096
Supplemental disclosure of cash flow information		
Cash paid for:		
Interest	$ 2,937	$ 1,571
Income taxes	$ -	$ -
NONCASH TRANSACTIONS		
Borrowings for purchase of vehicle	$ -	$ 40,248
Subscription receivable	$ -	$ 85,405
Issuance of shares for AirBox asset purchase	$ 1,047,863	$ -
Cancellation and issuance of promissory note receivable	$ -	$ 140,250

See accompanying notes to financial statements.

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1. **NATURE OF OPERATIONS**

Arrive Technology Inc. (formerly DRONEDEK Corporation) (the Company) was incorporated on April 30, 2020, in the State of Delaware. In 2023, DRONEDEK Corporation changed its name to Arrive Technology Inc. On May 19, 2023, and July 27, 2023, the Company filed documentation for this name change with the State of Indiana and the State of Delaware, respectively. The Company is a developmental technology company with a focus on designing and implementing a commercially viable smart mailbox for drone package receiving and storage.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (USGAAP).

Use of Estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash

Cash is defined as currency on hand and on-demand deposits. Cash equivalents are unrestricted highly liquid cash investments purchased with a maturity of three (3) months or less. There were no cash equivalents at December 31, 2023 and 2022.

Concentration of Credit Risk

The Company maintains its cash balances at one financial institution. The account is insured by the Federal Deposit Insurance Corporation (FDIC) up to a specified limit. The Company's balances at the financial institutions periodically exceed federally insured limits. At December 31, 2023 and 2022, the Company's uninsured cash balances totaled approximately $75,000 and $1,307,000, respectively.

ARRIVE TECHNOLOGY INC.
(FORMERLY DRONEDEK CORPORATION)
NOTES TO FINANCIAL STATEMENTS (Continued)

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk (Continued)

Management believes that the Company is not exposed to any significant risk concerning its cash balances. To date, the Company has not recognized any losses caused by uninsured balances.

Property and Equipment

The property and equipment is recorded at cost. The Company's policy is to depreciate the cost of the property and equipment using the straight-line method over the estimated useful life of the asset. The costs of maintenance and repairs are charged to expense when incurred (none noted in the current or prior year as it relates to the vehicle). The useful life of the property and equipment for purposes of computing depreciation is:

	Useful Life
Vehicle and Equipment	3-5 years

Construction-In-Progress

Construction-in-progress assets are measured at cost and consist of the costs accumulated to produce, develop and test the Company's prototype "smart" mailbox units (also called Arrive Points). Construction-in-progress assets are not depreciated until completed, commissioned, and ready for use. The cost of an item consists of the purchase price, any costs directly attributable to bringing the asset to the location, and conditions necessary for its intended use. Construction-in-progress are assessed periodically for project viability and impairment, and adjusted as considered necessary. As of December 31, 2023 and 2022, there were no contracts with future commitments.

Intangible Assets – Patents

The Company capitalizes external costs, such as filing fees, registration documentation, and attorney fees associated with the application and issuance of patents. The Company expenses costs associated with maintaining and defending patents subsequent to issuance in the period incurred. The Company amortizes capitalized patent costs for internally generated patents on a straight-line basis over 20 years or the period in which the goods associated with the patent will be revenue-generating, which represents the estimated useful lives of the patents. The estimated useful lives for internally generated patents are based on the assessment of the following factors: the integrated nature of the patent portfolios being licensed (including the ability of the patent to generate viable goods and revenues), the overall makeup of the patent portfolio over time, and the length of license agreements for such patents. The Company assesses the potential impairment of all capitalized patent costs when events or changes in circumstances indicate that the carrying amount of the Company's patent portfolio may not be recoverable.

ARRIVE TECHNOLOGY INC.
(FORMERLY DRONEDEK CORPORATION)
NOTES TO FINANCIAL STATEMENTS (Continued)

2. **SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Impairment of Long-Lived Assets

Intangibles and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any long-lived asset may not be fully recoverable. In the event that facts and circumstances indicate that the carrying amount of any long-lived assets may be impaired, an evaluation of recoverability is performed. If an evaluation was required, the estimated future undiscounted cash flows associated with the asset (or group of assets) would be compared to the assets' (or group of assets') carrying amount to determine if a write-down to fair value is required on the basis of the assets' associated undiscounted cash flows. In 2023, certain capital costs included in construction-in-progress were identified as items with no future estimated cash flows, accordingly, the carrying costs of those items were identified as impaired and charged off as period cost.

The Company currently has the following types of long-lived assets: property and equipment, including a vehicle and aerial drones; construction-in-progress (CIP); and intangibles (patents). The vehicle and aerial drones were evaluated for impairments, and no impairments on those assets was considered necessary as of December 31, 2023.

In order to evaluate CIP for impairment, the accumulated costs were analyzed and categorized according to the specific generation of product to which they applied. It was determined that $630,657 was accumulated for the original mock-up unit in 2020, and the first 21 "Gen 1.0" units. These projects were fully complete by March 2023, and are now considered obsolete. The form and functionality of these prototypes have been superseded by "Gen 2.0", starting in April 2023. As a result of this analysis, the Company has decided to write-off the accumulated cost of the prototype and Gen 1.0 units as of December 31, 2023. The remaining CIP balance consists of Gen 2.0 and 2.1 costs were also analyzed and determined to be impaired. Hence, the carrying cost of CIP related to Gen 2.0 and 2.1 amounting to $196,403 were written off as of December 31, 2023. Total impairment losses recognized on CIP amounted to $827,060 in 2023. No impairment was recognized in 2022.

The Company acquired intangible assets as part of the Airbox asset purchase in the form of a patent portfolio. As of December 31, 2023, two patents are issued, one was imminent (awarded February 2024), and two are pending. The acquisition was completed on December 5, 2023, management performed a detailed analysis of the estimated future cash flows related to the above-mentioned tangible and intangible assets and recognized an impairment of $997,863, as of December 31, 2023. No impairment loss on the other patents was recognized in 2023 and 2022.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets (continued)

As of December 31, 2023 and 2022, total impairment charges were $1,824,923 and $0, respectively.

Accounts Payable and Accrued Liabilities

Payables are obligations to pay for materials or services that have been acquired or have been rendered in the ordinary course of business from suppliers or vendors. Payables and accrued liabilities are classified as current if payment is due within one year.

Equity Financing

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and develop a commercially viable drone delivery system. These equity financing transactions involve the issuance of common stock and at times, if the cash investment by each investor exceeds $250,000, include equity warrants.

Equity warrants are instruments that bestow upon the holder of the instrument the right to buy a particular stock at a predetermined price within a stipulated time frame. Under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 480, the Company classified the warrants as equity instruments and carries the warrants at the grant date fair market value.

Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at an agreed-upon price, as defined in the Stock and Warrant Purchase Agreement ("the agreement") prior to the expiration of the warrants as stipulated by the terms of the transaction in the agreement. The fair value of the stock purchase warrants issued is determined by using the Black-Scholes-Merton ("Black-Scholes") model. The Black-Scholes model requires the use of highly subjective and complex assumptions, which determine the fair value of warrants, including the warrants' expected terms and the price volatility of the underlying stocks. The Company calculates the fair value of warrants granted by using the Black-Scholes pricing model with the following assumptions:

Expected Volatility: The Company estimated volatility for warrants by evaluating the average historical volatility of a peer group of companies for the period immediately preceding the warrant for a term that is approximately equal to the warrants' expected terms.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Financing (continued)

Expected Term: The expected term of the Company's warrants represents the period that the warrants are expected to be outstanding (typically, to expiration). The Company used the time remaining to the expiration of the warrants (contractual expiration) to compute the expected term, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Risk-Free Interest Rate: The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term that is equal to the warrants' expected terms at the grant date.

Dividend Yield: The Company has not declared or paid dividends to date and does not anticipate declaring dividends. As such, the dividend yield has been estimated to be zero.

The warrants have not been registered under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or qualified under any state or foreign securities laws and may not be offered for sale, sold, pledged, hypothecated, or otherwise transferred or assigned unless (*i*) a registration statement covering such shares is effective under the act and is qualified under applicable state and foreign law or (*ii*) the transaction is exempt from the registration and prospectus delivery requirements under the act and the qualification requirements under applicable state and foreign law and, if the corporation requests, an opinion satisfactory to the corporation to such effect has been rendered by counsel. The Company registered with the Security and Exchange Commission (SEC) on July 16, 2021, however, is not yet traded on the public market.

Loss per share

Basic loss per share is computed by dividing net loss by weighted average number of shares of common stock outstanding during each period. Diluted loss per share is computed by dividing net loss by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during the period.

The Company had 652,857 warrants outstanding as of December 31, 2023 and 2022, with exercise prices of $2.38 per share. The weighted average exercise price for these warrants is $2.38 per share. These warrants are excluded from the weighted average number of shares because they are considered anti-dilutive.

The Company had 2,277,322 options outstanding as of December 31, 2023, with exercise prices of $0.19 and $0.205 per share. The weighted average exercise price for these options is $0.20 per share. These options are excluded from the weighted average number of shares because they are considered anti-dilutive.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin ("SAB") Topic 5A - *Expenses of Offering*. For the years ended December 31, 2023 and 2022, total offering costs were $126,512 and $24,640, respectively. Accumulated offering costs were $425,275 and $298,763 as of December 31, 2023 and 2022, respectively. These offering costs consisted of professional, regulatory, and other costs; all of which were charged to additional paid-in capital for all funding campaigns (crowdfunding, seed series, StartEngine, PicMii, etc.) held by the Company.

General and Administrative Expenses

General and administrative expenses include general compensation (including stock compensation), compensation for executive management, employee benefits, finance administration, and human resources, facility costs (including rent and common area maintenance charges), professional service fees, and other general overhead costs to support the Company's operations.

Research and Development

Research and development (R&D) costs, that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include fees paid to outside consultants for the Company's proprietary technology. For the years ended December 31, 2023 and 2022, the Company had R&D costs totaling $214,493 and $177,873, respectively.

Marketing Expenses

The Company uses various marketing methods to create brand awareness to promote and alert the public about future product and service offerings to generate future capital or revenue when a viable product is created. The Company's policy is to expense marketing costs in the period they are incurred. Marketing expenses were $207,234 and $197,545 for the years ended December 31, 2023 and 2022, respectively.

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

The Company measures and records the expense related to stock-based payment awards based on the fair value of those awards as determined on the date of the grant. The Company recognizes stock-based compensation expense over the requisite service period of the individual grant, generally equal to the vesting period, and uses the straight-line method to recognize stock-based compensation, as applicable. For stock-based compensation with performance conditions, the Company records compensation expenses when the performance condition is met. The Company uses the Black-Scholes model to estimate the fair value of stock options and forfeitures are accounted for when incurred.

The average price of one (1) share of the Company's common stock, which was determined to be $2.77 and $1.82 as of December 31, 2023 and 2022, respectively.

The prior company transaction method utilizes actual transactions in the Company's non-controlling, non-marketable private company equity interests. Therefore, the result is reflective of a non-controlling, non-marketable private company value and no discount for lack of control or marketability was considered necessary in the application of this methodology. As part of this methodology, there are a number of limiting assumptions, however, management believes it appropriately represents the fair market value indication for one (1) share of the Company's common stock. Since the Company's stock is not publicly traded, the expected volatility is based on the historical and implied volatility of similar companies whose stock or option prices are publicly available, after considering the industry, stage of the life cycle, size, market capitalization, and financial leverage of the other companies.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2023 and 2022, the Company has recorded a full valuation allowance against its deferred tax assets (see Note 14). The Company evaluates uncertain income tax positions in order to determine if it is more likely than not that they would be sustained upon examination.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

As the Company was incorporated in 2020, the Company's Federal income tax returns for all years of operation are subject to examination by the Internal Revenue Service.

Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows established frameworks for measuring fair value and expands disclosures about fair value measurements (reference Note 4).

Recently Adopted Accounting Guidance

In June 2016, the FASB issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through earnings. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were subscription receivable. The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements.

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*, which supersedes existing guidance for accounting for leases under *Topic 840, Leases*. The FASB also subsequently issued the following additional ASUs, which amend and clarify Topic 842: ASU No. 2018-01, *Land Easement Practical Expedient for Transition to Topic 842;* ASU No. 2018-10, *Codification Improvements to Topic 842, Leases;* ASU 2018-11, *Leases (Topic 842): Targeted Improvements; ASU No. 2018-20, Narrow-scope Improvements for Lessors;* and ASU No. 2019-01, *Leases (Topic 842): Codification Improvements*. The Company elected to adopt certain of these ASUs, effective January 1, 2022, as disclosed in Note 8.

3.   **GOING CONCERN**

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustment relating to recoverability and classification of recorded amounts of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company has a minimum cash balance available for payment of ongoing operating expenses. As of December 31, 2023, the Company has an accumulated deficit of $11,382,654 and a net loss for the current year of $7,321,134. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the issuance date of this report. The Company is subject to a number of risk similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The Company's continued existence is dependent upon its ability to continue to execute its operating plan and to obtain additional debt or equity financing. There can be no assurance that the necessary debt or equity financing will be available or will be available on terms acceptable to the Company.

4.   **FAIR VALUE MEASUREMENTS**

The Company reports all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2: Inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

4.   FAIR VALUE MEASUREMENTS (Continued)

   a.   Quoted prices for similar assets or liabilities in active markets,
   b.   Quoted prices for identical or similar assets or liabilities in inactive markets,
   c.   Inputs other than quoted prices that are observable for the asset or liability, and
   d.   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

   Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The financial statements as of and for the twelve months ended December 31, 2023 and 2022, do not include any nonrecurring fair value measurements relating to assets or liabilities.

The Company measures the warrants using Level 3 unobservable inputs within the Black-Scholes pricing model, as described in Note 2. The Company used various key assumptions, such as the fair value of the common stock, volatility, the risk-free interest rate, and expected term (remaining contractual term of the warrants).

5.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2023	2022
Vehicle	$ 58,443	$ 58,443
Drone hexacopter	50,000	-
Total property and equipment	108,443	58,443
Less: accumulated depreciation	(22,870)	(9,764)
TOTAL PROPERTY AND EQUIPMENT, NET	$ 85,573	$ 48,679

For the years ended December 31, 2023 and 2022, total depreciation expenses were $13,106 and $9,764, respectively. In December 2023, the Company acquired fixed assets as part of an asset purchase agreement. See details in Note 15.

5.   **PROPERTY AND EQUIPMENT (Continued)**

CONSTRUCTION-IN-PROGRESS:
As of December 31, 2023 and 2022, balance of construction-in-progress was $0 and $722,069, respectively. The balance of construction-in-progress was assessed for impairment in 2023 and adjusted as detailed in Note 2.

6.   **PATENTS, NET**

Patents consist of the following:

	2023	2022
Patents	$ 1,196,063	$198,200
Total patents	1,196,063	198,200
Less: impairment	(997,863)	-
Less: accumulated amortization	(287)	-
TOTAL PATENTS	$ 197,913	$ 198,200

In 2023, three (3) of the Company's forty-six (46) patents were approved and began being amortized over twenty years. As of December 31, 2022, there were no patents approved by the countries in which the patent applications were filed. In December 2023, the Company acquired patents as part of an asset purchase agreement. During the annual impairment assessment performed by the Company at December 31, 2023, these acquired patents were determined to be fully impaired. See details in Note 15.

Amortization expense was $287 for the year ended December 31, 2023. There was no amortization expense for the year ended December 31, 2022.

7.   **NOTE PAYABLE**

Note payable consists of the following:

	2023	2022
Vehicle note payable entered into during 2022 for $40,248 with monthly installment payments of $799, including interest at 6.99% per annum. The loan is collateralized by the respective vehicle and is due in February 2027.	$ 27,036	$ 33,688
Less current portion	(7,950)	(7,415)
LONG-TERM PORTION	$ 19,086	$ 26,273

7. **NOTE PAYABLE (Continued)**

The balance of the above debt matures as follows:
Year Ended December 31,

	Amount
2024	$ 7,950
2025	8,524
2026	9,140
2027	1,422
TOTAL	$ 27,036

Interest expense related to this note payable for the years ended December 31, 2023 and 2022, was $2,937 and $1,571, respectively.

8. **COMMITMENTS AND CONTINGENCIES**

Lease Obligation

Effective April 17, 2023, the Company expanded its leased office space. The initial term was six months, and thereafter a month-to-month lease which can be canceled with a 30-day written notice and agreement to suitable terms by both parties. Under this lease, base rent is $1,600 per month.

The Company is required to pay insurance, listing the property owner as an additional insured, and normal maintenance costs for certain of this leased property.

As discussed in Note 2, FASB, under ASU No. 2016-02, *Topic 842, Leases*, allows companies to elect certain policies for short-term leases. To qualify as a short-term lease, a lease must have an initial term of 12 months or less and not include renewal options or a purchase option that the lessee is reasonably certain to exercise.

The lease arrangement is a month-to-month arrangement that can be canceled with a 30-day written notice and agreement of suitable terms and does not include a purchase option. Due to the insignificant nature of the lease transaction, the Company has not recorded the potential right-of-use asset and the related lease liability and has recorded lease expenses on a straight-line basis.

Litigation

From time to time, the Company may become involved in various legal proceedings in the ordinary course of its business and may be subject to third-party infringement claims. In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters.

8.   **COMMITMENTS AND CONTINGENCIES (Continued)**

The Company has agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company's products, when used for their intended purposes, infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company's limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim.

9.   **RELATED-PARTY TRANSACTIONS**

On May 26, 2020, the Company entered into a 3-year agreement with a stockholder of the Company for the use of a patent. Beginning June 1, 2020, the Company began paying the stockholder a monthly license fee of $10,000. Once revenue from sales, rentals, and leases begins, the Company is required to pay $25.00 per unit sold. If the Company does not sell 400 units per month (or $10,000), the original fixed $10,000 is paid. Accordingly, for the years ended December 31, 2023 and 2022, the Company recorded licensing fee costs in the amount of $120,000 each year.

Although the contract expired in 2023, no new agreement has been executed as of the date of this report. The Company has constructively extended the contract by continuing to pay licensing fees in accordance with the agreement dated May 26, 2020.

The Company rents a warehouse from an officer and shareholder for $2,250 a month on a month-to-month basis.

10.   **STOCKHOLDERS' EQUITY**

<u>Common Stock</u>

As of December 31, 2023, the Company has 200,000,000 common shares authorized with 115,378,570 shares being issued and outstanding. The par value is $0.00005. No other class of stock has been authorized or is available for issuance.

For the year ended December 31, 2023, the Company issued and cancelled 1,460,449 and 4,500,000 shares of common stock, respectively, as follows:

a)   53,334 restricted shares, subject to a time-based vesting schedule which began July 1, 2021, with shares vesting quarterly (13,333 per quarter), recognized as compensation expense, valued at $0.21 per share based on the prevailing fair market value report at the grant date.

10. STOCKHOLDERS' EQUITY (Continued)

Common Stock (Continued)

b) 305,441 shares issued with employees or consultants via stock awards, subject to a performance threshold and time-based vesting schedule, recognized as compensation expense, valued at $2.77 per share based on the average price per stock issued to investors for cash in 2023.

c) 35,000 restricted shares in January 2023, subject to a milestone-based vesting schedule, with shares vesting ratably over seven milestones, recognized as compensation expense. The shares were valued at $2.77 per share based on the average price per stock issued to investors for cash in 2023.

d) 139,200 shares during 2023 (January, May, July, August, and October) with accredited investors in exchange for $389,753 at $2.80 per share.

e) 22,858 shares in June 2023 with an accredited investor in exchange for cash of $40,002 at $1.75 per share.

f) 348,676 shares through a crowdfunding campaign with other investors in 2023 in exchange for net cash and services in kind of $881,969 and $34,679, respectively, at an average of $2.63 per share.

g) 176,343 shares issued through a crowdfunding campaign with other investors in November 2023 in exchange for net cash of $520,708, at an average of $2.95 per share.

h) 378,290 shares issued as consideration for an asset purchase agreement with AirBox executed on December 5, 2023, based on the average price per stock of $2.77 issued to investors for cash in 2023, for a total consideration of $1,047,863.

i) Cancelled 4,500,000 shares issued to a founding member on April 30, 2020, which was issued at $0.00024 per share.

For the year ended December 31, 2022, the Company issued 876,679 shares of common stock, with 80,143 removed from outstanding stock, as follows:

a) In January 2022, because of a cancellation and termination of an existing arrangement (including the promissory note receivable), 80,143 shares were removed from outstanding stock (not canceled) and made available for issuance (reference below for further details).

b) 53,332 restricted shares, subject to a time-based vesting schedule which began July 1, 2021, with shares vesting quarterly (13,333 per quarter), recognized as compensation expense, valued at $1.82 per share based on the price per stock issued to investors for cash during 2022.

c) 165,923 shares issued throughout 2022 with employees or consultants via stock awards, recognized as compensation expense, valued at $1.82 per share based on the price per stock issued to investors for cash during 2022.

10. STOCKHOLDERS' EQUITY (Continued)

Common Stock (Continued)

d) 26,000 restricted shares in February 2022, subject to a time-based vesting schedule, with 6,000 immediately awarded, with the residual balance of 20,000 vesting over the next 10 months (2,000 shares a month), fully vested as of December 31, 2022, recognized as compensation expense. The shares were valued at $1.82 based on the price per stock issued to investors for cash during 2022.

e) 328,147 shares throughout 2022 (January, June, July, August, September, October, and December) with accredited investors in exchange for $586,254 at $1.75 per share.

f) 142,857 shares in June 2022 with an accredited investor in exchange for cash of $250,000 at $1.75. Additionally, as this individual met the required investment threshold, stock warrants were granted (142,857 warrants), but not yet exercised, as disclosed in Note 11.

g) 15,625 shares in October 2022 with an accredited investor in exchange for cash of $35,000 at $2.24 per share.

h) 125,052 shares through a funding campaign with accredited investors in December 2022 in exchange for cash of $152,052 at 2.43 per share.

i) 19,743 shares through a funding campaign with accredited investors in December 2022, with monies due in the future (received in January and February 2023; recorded as a receivable as of December 31, 2022) of $85,406 at $4.33 per share.

Treasury Stock

The Company recognizes treasury stock based on the amount paid to repurchase its shares and is recorded as a reduction of stockholders' equity on the balance sheets. As treasury stock is not considered outstanding for share count purposes, it is excluded from average common shares outstanding for basic and diluted earnings per share. As of December 31, 2023 and 2022, the Company had ten million shares in treasury with a cost of $500.

Promissory Note

Effective November 19, 2021, the Company entered into a promissory note with a stockholder to issue 87,000 shares for $152,250 ($1.75 per share), which was receivable to the Company in thirty-seven (37) equal payment of $4,000 and one (1) final payment of $4,250, beginning January 2022 through March 2025. There is no interest assessed against the outstanding balance.

After three monthly payments of $4,000 were made (a total of $12,000) in exchange for 6,857 shares of stock, the Agreement was terminated with no cancellation or termination fees. Because the Agreement was canceled, the remaining shares were no longer deemed issued and outstanding. Because of the cancellation of this Agreement, within the statements of changes in stockholders' equity, the shares purchased by this individual are included in the "issuance of common stock" line item as if the individual were a market investor.

10. STOCKHOLDERS' EQUITY (Continued)

<u>Stock-Based Compensation - Employees and Non-Employees</u>

Substantially all stock-based compensation, on the date of grant, is fully vested. In certain instances, there may be performance or service requirements in order to vest. As of December 31, 2023, all stocks issued as stock-based compensation were fully vested, except the three individuals, as discussed below. As there are no other classes of stock, all awards are in exchange for common stock.

Effective July 1, 2021, one individual was awarded 133,333 restricted shares, with 13,333 vesting quarterly (time-based) until December 31, 2023. At the grant date, the fair market value of these awarded shares was $27,333. As of December 31, 2023, the employee was fully vested. As of December 31, 2023, there was no unvested stock compensation to be expensed in future periods.

Effective January 1, 2023, two employees were issued 35,000 restricted shares, subject to a milestone-based vesting schedule, with shares vesting ratably over seven milestones. At the grant date, the fair market value of these awarded shares was $96,950. As of December 31, 2023, the employees were fully vested. As of December 31, 2023, the Company had no unvested stock compensation to be expensed in future periods.

In October 2023, an officer of the Company was issued 768,544 non-qualified stock option units, with 240,170 units vesting immediately, and 48,034 units vesting quarterly commencing from December 1, 2023, with the final 48,034 units vesting on June 1, 2026. The fair market value of these stock option units on the grant date, which was determined by using the Black-Scholes model, was $2.70. For the year ended December 31, 2023, total compensation expense was $776,998. As of December 31, 2023, total unvested units and the related unrecognized compensation expense was 480,340 and $1,294,997, respectively.

The same officer was also issued an additional 768,544 incentive stock option units, subject to both time and performance vesting criteria. The fair market value of these stock option units on the grant date, which was determined by using the Black-Scholes model, was $2.70. As of December 31, 2023, none of these units have vested, therefore the total unvested units and the related unrecognized compensation expense was 768,544 and $2,071,995, respectively.

During 2023, nine other employees were issued 740,234 stock option units, subject to a time-based or time and performance-based vesting schedule. As of December 31, 2023, none of these units have vested, and the total related unrecognized compensation expense was $2,008,255.

Stock-based compensation expense for employees and non-employees was $1,730,953 and $446,364 for the years ended December 31, 2023 and 2022, respectively. All transactions for employees and non-employees are described above.

11. WARRANTS

The warrants are exercisable at any time until the fourth anniversary of the date of the individual agreement. The fair market value, on the date of grant, for each of the warrants issued below, was determined based on the methodologies described in Notes 2 and 4.

	Number of Warrants Outstanding	Weighted Average Exercise Price	Number of Warrants Exercisable
BALANCE, JANUARY 1, 2022	510,000	2.38	510,000
Issued	142,857	2.38	142,857
BALANCE, DECEMBER 31, 2022	652,857	$ 2.38	652,857
BALANCE, JANUARY 1, 2023	652,857	2.38	652,857
Issued	-	-	-
BALANCE, DECEMBER 31, 2023	652,857	$ 2.38	652,857

The following table reflects the warrants outstanding as at December 31, 2023:

Expiration Date	Type	Exercise Price	Weighted Average Life Remaining	Warrants Outstanding	Black-Scholes Value
March 11, 2025	Warrant	$ 2.38	1.20 years	250,000	$ 24,375
May 11, 2025	Warrant	2.38	1.36 years	260,000	27,040
June 8, 2026	Warrant	2.38	2.44 years	142,857	39,143
		$ 2.38	1.54 years	652,857	$ 90,558

11.   WARRANTS (Continued)

The following table reflects the warrants outstanding as at December 31, 2022:

Expiration Date	Type	Exercise Price	Weighted Average Life Remaining	Warrants Outstanding	Black-Scholes Value
March 11, 2025	Warrant	$ 2.38	2.20 years	250,000	$ 24,375
May 11, 2025	Warrant	2.38	2.36 years	260,000	27,040
June 8, 2026	Warrant	2.38	3.44 years	142,857	39,143
		$ 2.38	2.54 years	652,857	$ 90,558

The following table sets forth the assumptions used to estimate the fair values of the warrants for the years ended December 31:

	2023	2022
Expected term	1.2 – 2.4 years	2.2 – 3.4 years
Expected volatility	150.00%	150.00%
Risk-free interest rate	4.2% – 4.4%	4.2% – 4.4%
Expected dividend yield	0.0%	0.0%
Fair value on the date of grant	$ 0.26 – $0.27	$ 0.26 – $0.27

For the year ended December 31, 2023 and 2022, no warrants were exercised. As of December 31, 2023 and 2022, there is no expected unvested warrant compensation to be expensed in future periods.

12.   EQUITY INCENTIVE PLAN

The Company created the 2023 Equity Incentive Plan (the Plan) on April 27, 2023, under which shares of common stock became available for issuance not to exceed 6,000,000. The Stock Plan is designed to attract, retain, and motivate key employees. Currently, the fair value is recognized as an expense over the vesting period of the award. Option awards are generally granted with an exercise price equal to the fair market value of the Company's stock at the date of grant, vest over a five-year period, and expire after ten years. There are certain situations that may accelerate the vesting or termination of all outstanding options, such as a change in control. As of December 31, 2023, 3,722,678 shares were available for grant.

ARRIVE TECHNOLOGY INC.
(FORMERLY DRONEDEK CORPORATION)
NOTES TO FINANCIAL STATEMENTS (Continued)

12. EQUITY INCENTIVE PLAN (Continued)

The compensation expenses related to incentive units is included in general and administrative expenses with a corresponding increased to additional paid-in-capital.

The assumptions used to calculate the fair value of options granted during the year ended December 31, 2023 are as follows:

Weighted-average volatility	95.00%
Risk-free rate	3.88%
Dividend yield	0.00%
Expected term years	10

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2023:

	Share Options	Weighted Average Exercise Price
OUTSTANDING – DECEMBER 31, 2022	-	$ -
Granted	2,277,322	0.20
Exercised	-	-
OUTSTANDING – DECEMBER 31, 2023	2,277,322	$ 0.20

The following is a summary of share options vested and exercisable at December 31, 2023:

Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years	Aggregate Intrinsic Value
288,204	$ 0.21	8.6	$ 776,998

The following is a summary of the changes in nonvested share options as of December 31, 2023:

	Share Options	Weighted Average Grant Date Fair Value
NONVESTED SHARE OPTIONS - DECEMBER 31, 2022	-	$ -
Granted	2,277,322	2.70
Vested	(288,204)	2.70
NONVESTED SHARE OPTIONS - DECEMBER 31, 2023	1,989,118	$ 2.70

12. EQUITY INCENTIVE PLAN (Continued)

The weighted average grant date fair value of stock options issued during the year ended December 31, 2023 was $2.70 per share. As of December 31, 2023, there was $5,375,246 unrecognized compensation expense related to nonvested stock options to be recognized over the remaining vesting period. No options were exercised during the year ended December 31, 2023.

13. RESEARCH AND DEVELOPMENT CREDITS

Under the Internal Revenue Service (IRS) Form 6765, the Company is eligible to claim a credit related to research and development expenses. The research credit is generally allowed for expenses paid or incurred for qualified research. Qualified research means research for which expenses may be treated as section 174 expenses. This research must be undertaken for discovering information that is technological in nature, and its application must be intended for use in developing a new or improved business component of the taxpayer. The payroll tax credit election is an annual election made by a qualified small business specifying the amount of research credit, not to exceed $250,000, that may be used against the employer portion of social security liability. The credit is the smallest of the current year's research credit, an elected amount not to exceed $250,000, or the general business credit carryforward for the tax year. For the years ended December 31, 2023 and 2022, the Company had available R&D credits totaling $77,193.

14. INCOME TAXES

The net deferred tax amounts in the accompanying balance sheet include the following components:

	2023	2022
FEDERAL		
Deferred tax assets	$ 2,213,108	$ 832,417
Deferred tax assets valuation allowance	(2,213,108)	(832,417)
NET DEFERRED FEDERAL TAX ASSETS, NET OF ALLOWANCE	$ -	$ -
STATE		
Deferred tax assets	$ 504,101	$ 188,168
Deferred tax assets valuation allowance	(504,101)	(188,168)
NET DEFERRED STATE TAX ASSETS, NET OF ALLOWANCE	$ -	$ -

14. INCOME TAXES (Continued)

The income tax benefit consists of the following for the years ended December 31, 2023 and 2022:

	2023	2022
Federal	$ 1,380,691	$ 509,817
State	315,933	71,768
Valuation allowance	(1,696,624)	(581,585)
INCOME TAX BENEFIT	$ -	$ -

The change in the valuation allowance of the following at December 31, 2023 and 2022:

	2023	2022
Beginning balance, January 1	$ 1,020,585	$ 439,000
Change in valuation allowance	1,696,624	581,585
VALUATION ALLOWANCE	$ 2,717,209	$ 1,020,585

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to the future realization of the deferred tax assets and has therefore established a full valuation allowance.

A reconciliation of the statutory tax rate to the Company's effective tax rates as of December 31, 2023 and 2022 is as follows:

	2023	2022
Statutory federal income tax rate	21.0%	21.0%
State taxes	5.0%	5.0%
Change in valuation allowance	(26.0%)	(26.0%)
INCOME TAX BENEFIT	0.0%	0.0%

14. INCOME TAXES (Continued)

<u>Economic Development for a Growing Economy (EDGE) Tax Credit</u>

The EDGE Tax Credit (the Credit) provides an incentive to businesses to support job creation, capital investment and to improve the standard of living for Indiana residents. The refundable corporate income tax credit is calculated as a percentage (not to exceed 100%) of the expected increased tax withholdings generated from new job creation. The credit certification is phased in annually for up to ten years based on the employment ramp-up outlined by the business.

As identified in Note 1, the Company is not expected to have taxable income within the next operating year from the date these financial statements are issued, therefore, the Credit is classified as a long-term asset to be used against future Indiana taxable income. For the years ended December 31, 2023 and 2022, the Company was eligible for the Credit in the amount of $17,073 and $14,924, respectively. For the years ended December 31, 2023 and 2022, the Company recorded a valuation allowance against the available Credit as State taxable income is not expected.

15. ASSET ACQUISITION

On December 5, 2023, the Company acquired certain assets of AirBox Technologies ("AirBox"), in an all-stock transaction. In addition to certain tangible assets, the acquisition includes AirBox's patent portfolio, which Arrive believes will broaden the capabilities of its high-tech mailbox system designed for autonomous and conventional package delivery. In addition to acquiring the above mentioned assets, AirBox's CEO Brandon Pargoe has joined the Arrive team as Vice President of Product Operations. In consideration for the asset purchase, the Company issued 378,290 shares at a price of $2.77 per share, which was determined based on the average price per stock of $2.77 issued to investors for cash in 2023. The assets acquired for which the related purchase price was allocated were as follows:

Assets Acquired	Amount
Drone Hexacopter	$ 50,000
Patents	997,863
Total Purchase Price	$1,047,863

A drone Hexacopter was presented as part of the property and equipment. The patents were subsequently determined to be fully impaired at December 31, 2023. See detailed discussion in Note 2.

16.   SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These events and transactions either provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements (that is, recognized subsequent events), or provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (that is, non-recognized subsequent events).

On January 29, 2024, the Company was included in an SEC Form F-4 filed by Brüush Oral Care, Inc., a Canadian domiciled entity, to register the intent of the parties to merge into a new public company, per the signed Merger Agreement of December 15th. Under the terms of the merger agreement, Brüush and Arrive will conduct a business combination in the form of a reverse triangular merger ("Merger") via an all-stock transaction. Brüush ("PubCo") through its wholly owned subsidiary ("Merger Sub") will merge with and into Arrive ("Target Company") with Target Company continuing under the name of Arrive Technology Inc. and as a wholly owned subsidiary of PubCo.

Upon completion of the Merger, the outstanding shares of Target Company's common stock, will be exchanged for common shares of PubCo representing upon issuance, 94.5% of PubCo's issued and outstanding common shares on a fully diluted basis. The legacy shareholders of PubCo will own shares of PubCo common shares representing 5.5% of PubCo's issued and outstanding common shares on a fully diluted basis. The merger has been approved by the board of directors of both companies and is expected to close in the second quarter of 2024, subject to customary closing conditions.

On February 7, 2024, the Company settled a long-standing legal matter with Mr. Justin McGinnis. The terms of the agreement are confidential.

The Company continues to raise capital via Crowdfunding, issuing 256,353 shares in exchange for $778,645 since December 31, 2023. In addition, the Company has raised $130,000 through issuance of 45,018 shares from direct, accredited investors.

The Company has evaluated subsequent events through April 24, 2024, which was the date that these financial statements were available for issuance.